SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2012

Commission File Number: 1-13368

POSCO

(Translation of registrant’s name into English)

POSCO Center, 892 Daechi 4-dong, Gangnam-gu, Seoul, Korea, 135-777

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  ☒            Form 40-F  ☐

[Indicate by a check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐             No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-            .]

POSCO is furnishing under cover of Form 6-K :

Exhibit 99.1 :	An English-language translation of documents with respect to COMPLIANCE WITH THE KOREA EXCHANGE DISCLOSURE REQUIREMENT

Exhibit 99.1

COMPLIANCE WITH THE KOREA EXCHANGE DISCLOSURE REQUIREMENT REGARDING (RUMORS/REPORT OF) THE PATENT INFRINGEMENT SUIT BY NIPPON STEEL CORPORATION

According to a press release by Nippon Steel Corporation (“NSC”) as of April 25, 2012, which POSCO has read, NSC filed a civil lawsuit including a patent infringement claim against POSCO. Nevertheless, POSCO has not yet received the complaint from the Japanese court.

In accordance with the disclosure requirements under the Korea Exchange regulations, POSCO will promptly disclose material information in regard to the lawsuit if and when POSCO officially receives the complaint from the Japanese court and any such information is made available.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO
(Registrant)

Date : April 26, 2012	By	/s/ Park, Han-Yong
(Signature)*
Name: Park, Han-Yong
Title: President and Representative Director

*	Print the name and title under the signature of the signing officer.